April 24, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rural/Metro Corporation (the “Company”)
Registration Statement on Form S-3 (No. 333-131676)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby apply for voluntary withdrawal of the above-referenced registration statement, including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed on February 8, 2006.

We request the withdrawal because the Company has decided not to pursue an offering of securities pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission (“Commission”), and no securities have been sold in connection with any potential offering covered by the Registration Statement. The Company respectfully requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions with respect to this matter, please call our legal counsel, Todd Chandler at (212) 310-8000. Thank you for your assistance in this matter.

Sincerely,

Rural/Metro Corporation

By:	/s/ Kristine Ponczak

Name:	Kristine Ponczak
Title:	Senior Vice President and Chief Financial Officer

cc:	Chris Kevane, Esq.
Todd. R. Chandler, Esq.